SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                            Amendment No. 16

                    Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                        Special Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433860
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue; Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          April 28, 2009
             ___________________________________________
                   (Date of Event which Requires
                      Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433860                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    7,384,858 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    5,666,200 shares (Shared)
                                        1,725,837 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    9,104,695 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    5,666,200 shares (Shared)
                                            6,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,776,895 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      27.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.


CUSIP No. 879433860                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	5,666,200 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	5,666,200 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,666,200 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.





CUSIP No. 879433860                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.



Item 4.		Purpose of Transaction

Item 4 of Southeastern's previously filed Schedule 13D entitled "Purpose of Transaction" is hereby amended and supplemented by adding the following at the end thereof:

       Southeastern has determined to support the initiation of a Shareholder Forum to be conducted by Gary Lutin, Chairman of Lutin & Company, to address issues of importance to TDS stakeholders. Over the last few months, Southeastern has discussed various strategic alternatives with TDS's Board and management, and Southeastern believes an open forum to hear the views of all stakeholders can aid in the pursuit of value enhancing opportunities. Information about the Shareholder Forum can be obtained at www.shareholderforum.com/tds.


Item 5.  Interest in Securities of the Issuer

Item 5 shall be amended and restated as follows:

	   (a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 14,776,895 shares of the Special Common Stock of the Issuer, constituting approximately 27.3% of the 54,090,809 shares outstanding.

                         Common             % of outstanding
                         Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    7,384,858            13.6%
Shared:                  5,666,200*           10.5%
None:                    1,725,837             3.2%

Total                   14,776,895            27.3%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

Dispositive Authority

Sole:                    9,104,695            16.8%
Shared:                  5,666,200*           10.5%
None:                        6,000             0.0%

Total                   14,776,895            27.3%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Transactions in the Securities during the last sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2009


                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              LONGLEAF PARTNERS FUND
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. MASON HAWKINS
                              (Individually)

                              /s/ O. Mason Hawkins
                              _______________________________


                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 16 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 16 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of April 28, 2009.


                              Southeastern Asset Management, Inc.

                              By:  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________











                           SCHEDULE II

Transaction Type      Date      # of Shares      Price per Share*

Sale                 02/27/09        6,000           $25.31
Sale                 02/27/09        1,000           $25.31
Sale                 03/09/09          399           $22.21
Sale                 03/09/09        4,601           $22.52
Sale                 03/09/09        2,000           $22.52
Sale                 03/09/09        1,000           $22.52
Sale                 03/09/09          678           $22.52
Sale                 03/10/09        2,600           $23.20
Sale                 03/10/09        7,700           $22.85
Sale                 03/10/09        2,400           $23.20
Sale                 03/10/09        7,222           $22.85
Sale                 03/11/09       13,200           $23.64
Sale                 03/11/09        1,372           $23.64
Sale                 03/11/09       10,000           $23.68
Sale                 03/11/09        6,000           $23.59
Sale                 03/11/09        2,100           $23.68
Sale                 03/12/09        2,200           $23.50
Sale                 03/12/09       12,228           $23.41
Sale                 03/12/09          436           $23.50
Sale                 03/12/09        2,100           $23.41
Sale                 03/13/09       14,200           $23.55
Sale                 03/13/09       23,500           $23.55
Sale                 03/13/09       15,300           $23.55
Sale                 03/13/09        2,500           $23.64
Sale                 03/13/09        9,200           $23.64
Sale                 03/13/09        9,300           $23.55
Sale                 03/13/09        2,064           $23.64
Sale                 03/16/09        9,405           $24.06
Sale                 03/17/09        8,595           $23.61
Sale                 03/20/09        3,000           $23.62
Sale                 03/20/09        7,600           $23.62
Sale                 03/23/09       19,000           $24.10
Sale                 03/23/09        3,200           $24.10
Sale                 03/23/09       14,057           $24.10
Sale                 03/24/09        2,743           $23.89
Sale                 03/24/09        2,000           $23.89
Sale                 03/24/09        3,785           $23.89
Sale                 03/24/09        2,815           $23.85
Sale                 03/24/09          900           $23.85
Sale                 03/25/09        1,290           $24.04
Sale                 03/25/09       19,810           $23.95
Sale                 03/25/09        1,300           $23.95
Sale                 03/25/09        2,863           $23.95
Sale                 03/26/09        8,237           $23.85
Sale                 03/26/09        3,400           $23.85
Sale                 03/26/09        3,000           $23.85
Sale                 04/06/09        2,810           $25.70
Sale                 04/06/09        9,000           $25.71
Sale                 04/06/09       13,500           $25.71
Sale                 04/07/09          190           $25.32
Sale                 04/08/09          400           $25.31
Sale                 04/09/09        4,400           $24.53
Sale                 04/09/09        5,600           $24.53
Sale                 04/09/09        2,000           $24.59
Sale                 04/09/09       12,000           $24.60
Sale                 04/17/09        3,000           $25.14
Sale                 04/17/09        4,000           $25.14
Sale                 04/17/09        9,000           $25.14
Sale                 04/17/09        2,000           $25.14
Sale                 04/17/09       13,000           $25.14
Sale                 04/23/09       26,000           $23.23
Sale                 04/23/09        1,000           $23.23



Sales in the ordinary course of business on the American Stock Exchange or through Electronic Communication Networks (ECNs).
In addition to the above transactions, on March 12, 2009, March 20, 2009, March 24, 2009, April 14, 2009 and April 17, 2009,
clients of Southeastern terminating their advisory relationship removed 57,000, 25,000, 92,000, 26,000 and 62,000 shares from
Southeastern's discretion.


* Net of commissions.









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